EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
FILING OF PRELIMINARY SHELF PROSPECTUSES
CALGARY, ALBERTA – JULY 20, 2017 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) filed today a preliminary short form base shelf prospectus with applicable Canadian regulatory authorities and a registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”) allowing for the future issuance, from time to time, of up to US$3 billion in debt securities (the “Debt Securities”). The Debt Securities may be offered separately or together, in one or more series, in amounts, at prices and on other terms to be determined based on market conditions at the time of issuance and set forth in an accompanying prospectus supplement, if and when such Debt Securities are issued.

Canadian Natural also filed today a preliminary short form base shelf prospectus with applicable Canadian regulatory authorities and a registration statement on Form F-10 with the SEC allowing for the potential secondary offering of up to 97,560,975 common shares of the Company (the “Common Shares”) by Shell Canada Energy, Shell Canada Resources and Shell Gas B.V. or any of their permitted transferees or assignees (together referred to as “Shell”) provided to Shell as partial consideration for the Company’s acquisition of a 60% direct and indirect interest in the Athabasca Oil Sands Project and certain other crude oil assets. The specific terms of a distribution, if any, of Common Shares by Shell will be set forth in one or more prospectus supplements, including the number of Common Shares to be distributed, the issue price (in the event the distribution is a fixed price distribution) and any other terms specific to the Common Shares being distributed.

A registration statement relating to the Debt Securities and a registration statement relating to the Common Shares have been filed with the SEC but have not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time each such registration statement becomes effective. A copy of the written prospectuses included in each of the Form F-10 registration statements can be obtained from Canadian Natural at 2100, 855—2nd Street S.W., Calgary, Alberta T2P 4J8.

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward- looking statements. Refer to our reports filed with the Canadian securities regulatory authorities and with the SEC for complete forward-looking statements

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 – 2nd Street S.W. Calgary, Alberta, T2P 4J8 T: 403-514-7777   E: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
President
COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance
MARK A. STAINTHORPE
Director, Treasury and Investor Relations

Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward- looking statements. Refer to our reports filed with the Canadian securities regulatory authorities and with the SEC for complete forward-looking statements